FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2007

Commission File Number	001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 26, 2007	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR YEAR 2007 FIRST-QUARTER

Taipei, Taiwan, R.O.C., April 25, 2007 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$21,093 million for the first quarter of 2007 (1Q07), down 15% year-over-year and down 7% sequentially. Net income for the quarter totaled NT$1,661 million, down from NT$3,182 million in 1Q06 and down from NT$2,734 million in 4Q06. Diluted earnings per share for the quarter was NT$0.36 (or US$0.055 per ADS), compared to NT$0.69 for 1Q06 and NT$0.59 for 4Q06.

RESULTS OF OPERATIONS

1Q07 Results Highlights
●
Net revenues contribution from IC packaging operations (including module assembly), testing operations, and substrate sold to third parties were NT$16,283 million, NT$4,324 million and NT$486 million, respectively, and each represented approximately 77%, 21% and 2% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$16,096 million, down 12% year-over-year and relatively unchanged sequentially.

-	As a percentage of total net revenues, cost of revenues was 76% in 1Q07, up from 73% in 1Q06 and up from 72% in 4Q06.

-	Raw material cost totaled NT$5,738 million during the quarter, representing 27% of total net revenues; compared with NT$5,990 million and 27% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$3,976 million during the quarter, up 6% year-over-year and up 5% sequentially.
●
Total operating expenses during 1Q07 were NT$2,226 million, including NT$689 million in R&D and NT$1,537 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter were 11%, up from 8% in 1Q06 and up from 10% in 4Q06.

●	Operating profit for the quarter totaled NT$2,771 million, down from NT$4,223 million in the

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1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

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Advanced Semiconductor Engineering, Inc.

previous quarter. Operating margin decreased from 19% in 4Q06 to 13% in 1Q07.

●	In terms of non-operating items,

-	Net interest expense was NT$354 million, up from NT$214 million a quarter ago, primarily due to a decrease in cash balance as a result of our acquisition of GAPT and investment in Power-ASE.

-
Net exchange gain of NT$19 million was mainly attributable to the exchange gain in U.S. dollar-based assets due to the appreciation of the US dollar against the New Taiwan dollar, and the exchange gain from the appreciation of the Renminbi against the U.S. dollar.

-	Gain on long-term investment of NT$76 million was primarily related to investment income of NT$99 million from USI, and partially offset by investment loss from Hung Ching Construction.
-
Other non-operating expenses of NT$242 million were primarily related to loss from the sale of our investment in Taiwan Fixed Network Co., Ltd., inventory provision adjustment and other miscellaneous expenses. Together with other non-operating expenses, total non-operating expenses for the quarter were NT$501 million, compared to NT$602 million for 1Q06 and NT$185 million for 4Q06.

●
Income before tax was NT$2,270 million for 1Q07, compared with NT$4,038 million in the previous quarter. We recorded an income tax expense of NT$320 million during the quarter. Minority interest adjustment was NT$289 million for 1Q07.

●	In 1Q07, net income was NT$1,661 million, compared to net income of NT$3,182 million for 1Q06 and NT$2,734 million for 4Q06.
●
Our total number of shares (excluding treasury stock) outstanding at the end of the quarter was 4,445,582,581. Our diluted EPS for 1Q07 was NT$0.36, or US$0.055 per ADS, based on 4,706,551,294 weighted average number of shares outstanding during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES
●	As of March 31, 2007, our cash and other financial assets totaled NT$26,712 million, up from NT$26,634 million on December 31, 2006.
●	Capital expenditures in 1Q07 totaled US$76 million, of which US$33 million was for IC packaging, US$43 million was for testing, and US$0.1 million was for interconnect materials.
●
As of March 31, 2007, we had total bank debts of NT$41,620 million, up from NT$37,897 million as of December 31, 2006. The increase in bank debts was primary attributed to our acquisition of GAPT and the drawn down of bank debt by Power-ASE. Total bank debts consisted of NT$5,477 million of revolving working capital loans, NT$2,603 million of current portion of long-term debts, NT$1,375 million of current portion of bonds payable, NT$23,957 million of long-term debts and NT$8,208 million of long-term bonds payable. Total unused credit lines were NT$49,681 million.

●	Current ratio as of March 31, 2007 was 1.72, compared to 1.74 as of December 31, 2006 and net debt to equity ratio was 0.19 as of March 31, 2007.
●	Total number of employees was 28,069 as of March 31, 2007.

BUSINESS REVIEW

IC Packaging Services2
●	Net revenues generated from our IC packaging operations were NT$16,283 million during

_______________
2  IC packaging services include module assembly services.
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Advanced Semiconductor Engineering, Inc.

the quarter, down by NT$3,023 million or 16% year-over-year and down by NT$903 million or 5% sequentially. On a sequential basis, the decrease in packaging net revenue was primarily due to volume decrease.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 83% of total IC packaging net revenues during the quarter, up by one percentage point from the previous quarter.
●	Gross margin for our IC packaging operations was 21%, relatively unchanged year-over-year and down by 4 percentage points sequentially.
●
Capital expenditure for our IC packaging operations amounted to US$33 million during the quarter, of which US$32 million was for wirebonding packaging capacity, and US$1 million was for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2007, there were 7,050 wirebonders in operations. 541 wirebonders were added, of which 539 were from our acquisition of GAPT. 17 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 9% of total packaging net revenues, down by three percentage points from the previous quarter.

Testing Services
●
Net revenues generated from our testing operations were NT$4,324 million, down by NT$799 million or 16% year-over-year and down by NT$473 million or 10% sequentially. Testing ASP remained relatively unchanged compared to 4Q06. The decrease in testing net revenues was primarily due to volume decrease.

●
Final testing contributed 78% to total testing net revenues, up by one percentage point from the previous quarter. Wafer sort contributed 17% to total testing net revenues, down by one percentage point from the previous quarter. Engineering testing contributed 5% to total testing net revenues, relatively unchanged from the previous quarter.

●	Depreciation, amortization and rental expense associated with testing operation amounted to NT$1,573 million, down from NT$1,616 million in 1Q06 and up from NT$1,556 million in 4Q06.
●
In 1Q07, gross margin for our testing operations was 29%, down by ten percentage points year-over-year and down by seven percentage points sequentially. The sequential decrease in gross margin was primary due to the decrease of sales.

●	Capital spending on our testing operations amounted to US$43 million during the quarter.
●
As of March 31, 2007, there were 1,365 testers in operations. 98 testers were added and 38 testers were disposed of during the quarter. The added 98 testers consist of 55 testers from our acquisition of GAPT, 28 testers from consignment, and 15 testers from purchase and lease.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted NT$1,716 million for the quarter, down by NT$116 million or 6% from a year-ago quarter, and down by NT$153 million or 8% from the previous quarter. Of the total output of NT$1,716 million, NT$486 million was from sales to external customers.

●	Gross margin for substrate operations was 18% during the quarter, down by eight percentage points compared with a year-ago quarter, and down by six percentage points compared with previous quarter.
●	In 1Q07, the Company’s internal substrate manufacturing operations supplied 43% (by value) of our total substrate requirements.
●	As of March 31, 2007, the Company’s PBGA capacity was at 48 million units per month.

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Advanced Semiconductor Engineering, Inc.

Power-ASE
●	Net revenues from our joint venture with Powerchip totaled NT$530 million. Gross profit and operating profit was NT$204 million and NT$180 million, respectively.
●	Capital investment made to this joint venture totaled US$44 million in the first quarter of 2007.

Customers
●
Our five largest customers together accounted for approximately 27% of our total net revenues in 1Q07, down from 29% in 1Q06 and unchanged from 27% in 4Q06. No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 42% of our total net revenues during the quarter, down from 46% in 1Q06 and down from 43% in 4Q06.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 41% of our total net revenues in 1Q07, compared to 42% in 1Q06 and 47% in 4Q06.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

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Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	1Q/07	4Q/06	1Q/06
Net Revenues Revenues by End Application	21,093	22,574	24,837
Communication	45%	39%	34%
Computer	21%	24%	28%
Automotive and Consumers	32%	37%	37%
Others	2%	0%	1%
Revenues by Region
North America	51%	54%	53%
Europe	12%	13%	11%
Taiwan	19%	18%	22%
Japan	10%	10%	9%
Other Asia	8%	5%	5%

IC Packaging Services
Amounts in NT$ Millions	1Q/07	4Q/06	1Q/06
Net Revenues Revenues by Packaging Type	16,283	17,186	19,306
Advanced substrate & leadframe based	83%	82%	82%
Traditional leadframe based	5%	5%	5%
Module assembly	8%	8%	8%
Others	4%	5%	5%
Capacity
CapEx (US$ Millions) *	33	33	25
Number of Wirebonders	7,050	6,526	6,326
Wafer Bumping 8” (pcs/month)	87,000	80,000	70,000
Wafer Bumping 12” (pcs/month)	16,000	15,000	15,000

Testing Services
Amounts in NT$ Millions	1Q/07	4Q/06	1Q/06
Net Revenues Revenues by Testing Type	4,324	4,797	5,123
Final test	78%	77%	77%
Wafer sort	17%	18%	19%
Engineering test	5%	5%	4%
Capacity
CapEx (US$ Millions) *	43	33	14
Number of Testers	1,365	1,305	1,305
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2007	Dec. 31 2006	Mar. 31 2006
Net revenues:
IC Packaging	16,283	17,186	19,306
Testing	4,324	4,797	5,123
Others	486	591	408
Total net revenues	21,093	22,574	24,837

Cost of revenues	16,096	16,176	18,202
Gross profit	4,997	6,398	6,635

Operating expenses:
Research and development	689	690	634
Selling, general and administrative	1,537	1,485	1,316
Total operating expenses	2,226	2,175	1,950
Operating income (loss)	2,771	4,223	4,685

Net non-operating (income) expenses:
Interest expenses - net	354	214	359
Foreign exchange loss (gain)	(19)	(159)	(43)
Loss (gain) on long-term investment	(76)	(136)	(61)
Others	242	266	347
Total non-operating (income) expenses	501	185	602
Income (loss) before tax	2,270	4,038	4,083

Income tax expense (benefit)	320	766	132
Income (loss) from continuing operations	1,950	3,272	3,951

Cumulative effect of change in accounting principle	-	-	343
Income (loss) before minority interest	1,950	3,272	3,608

Minority interest	289	538	426
Net income (loss)	1,661	2,734	3,182

Per share data:
Earnings (loss) per share
– Basic	NT$0.37	NT$0.62	NT$0.72
– Diluted	NT$0.36	NT$0.59	NT$0.69

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.057	US$0.094	US$0.112
– Diluted	US$0.055	US$0.090	US$0.106

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,706,551	4,693,690	4,651,513

Exchange rate (NT$ per US$1)	32.78	32.84	32.26

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2007	As of Dec. 31, 2006

Current assets:
Cash and cash equivalents	14,008	15,730
Financial assets – current	12,704	10,904
Notes and accounts receivable	12,401	11,455
Inventories	5,501	5,674
Others	4,086	5,000
Total current assets	48,700	48,763

Financial assets – non current	5,659	5,735
Properties - net	78,970	73,544
Other assets	10,239	8,999
Total assets	143,568	137,041

Current liabilities:
Short-term debts – revolving credit	5,477	2,868
Short-term debts – current portion of long-term debts	2,603	1,833
Short-term debts – current portion of bonds payable	1,375	3,798
Notes and accounts payable	7,553	7,305
Others	11,322	12,206
Total current liabilities	28,330	28,010

Long-term debts	23,957	23,639
Long-term bonds payable	8,208	5,759
Other liabilities	3,007	2,506
Total liabilities	63,502	59,914

Minority interest	11,470	11,107

Shareholders’ equity	68,596	66,020
Total liabilities & shareholders’ equity	143,568	137,041

Current Ratio	1.72	1.74
Net Debt to Equity	0.19	0.15